CITI INTERNATIONAL FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of Citigroup Participation Luxembourg Limited)
Statement of Financial Condition

Year ended December 31, 2017

Assets

Cash (Note 5)	$	27,395,889
Securities owned, at fair value (Note 3)		12,011,692
Deposits with clearing broker - restricted (Note 1)		250,000
Deposits at interest (Note 5)		62,600,000
Receivables from broker-dealers (Note 2)		4,583,815
Other accounts receivables (Note 2)		6,618,000
Property and equipment, net (Note 6)		192,967
Other assets		174,807
	$	113,827,170

Liabilities and Member's Equity

Liabilities:		
Due to affiliates (Note 5)	$	14,200,429
Accrued expenses and other liabilities		4,803,253
Income tax payable (Note 7)		1,327,662
Total liabilities		20,331,344
Commitment and contingencies		
Member's equity		93,495,826
	$	113,827,170

See accompanying notes to financial statements.

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